Exhibit 15.d

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the years ended December 31, 2007 and 2006 (the “Reporting Period”)

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements.  This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006.   The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar figures included therein and in the following MD&A are quoted in Canadian dollars.  Readers should be aware the following MD&A relates primarily to the three months and years ended December 31, 2007 and 2006.  The date of this MD&A is March 17, 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange and the American Stock Exchange under the symbol “CHQ”.

FORWARD LOOKING STATEMENTS

This document contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This document may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act.  In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant was exercisable at a price of $2.75 per share until December 31, 2006, which was extended to February 28, 2007.  Of the 4,322,222 whole warrants issued in respect to the February and March, 2006 private placement, 323,512 were exercised and 3,998,710 expired.  In November, 2007 the Company issued 1,875,027 special warrants at $1.80 each for proceeds of $3.4 million. These special warrants were converted to 1,875,027 common shares in January 2008.  In March 2008 the Company completed a $27.8 million public offering of 6,956,525 units (“Units”) at a price of $4.00 per Unit.  Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 24 months at a price of $4.40 per common share purchase warrant.  Challenger has also granted to its syndicate of investment dealers an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time over the next 30 days of up to 1,043,475 additional Units.  If the Over-Allotment Option is exercised in full, the total gross proceeds for the financing will be $32.0 million.  As at March 17th, 2008 there were 41,934,072 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation.  Its primary emphasis has been on exploration for natural gas offshore Trinidad and Tobago and offshore Nova Scotia.  The Company also holds a 10% working interest in a gas producing well in Western Canada.  The Company commenced exploration activity in Trinidad and Tobago near the end of the second quarter of 2007 on its Block 5(c) holding.  On June 29, 2007 the first exploration well was spud and on January 14, 2008 the Company announced results from the first zone tested, and on January 28, 2008 the Company announced the results from the second zone tested in the first exploration well. On February 20th the company announced it had begun operations on the second exploration well in the Company’s three well commitment on Block 5(c).  The Company earned production revenue in the year ended December 31, 2007 from its 10% interest in a Western Canada well.

Challenger’s business objective for the remainder of the year is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior Energy Inc. (“Canadian Superior”) in November, 2004. During the year ended December 31, 2006, the Company exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Company has funded $16.0 million ($13.1 million towards the first exploration well and $2.9 million towards other costs) and accrued an additional $11.2 million in respect of obligations under the Participation Agreement as at December 31, 2007.  The Company will require additional financing to fulfill its obligations on the three exploration well commitment in the Block 5(c) program. Challenger’s share of the drilling and potential abandonment costs of the first exploration well is estimated at $22.3 million (not included in this estimate are costs in dispute between the operator and contractors of $3.8 million) and its share of potential testing costs is estimated at $8.0 million.  Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in Canadian Superior’s Block 5(c) revenue share by helping Canadian Superior fund exploration and development of land designated as “Block 5(c)” located offshore Trinidad and Tobago.  In order to fully earn its revenue share in Block 5(c), Challenger is required to pay 1/3 of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.  Challenger’s share of the drilling and potential abandonment costs of all three exploration wells is estimated at $70 million and potential testing costs are estimated at $ 6-8 million per well.

OVERALL PERFORMANCE

Year ended December 31, 2007

For the year ended December 31, 2007 Challenger carried on exploration operations and had minimal revenues.  As at December 31, 2007 Challenger has a working capital deficiency of $6.2 million, which reflects a net accrual of obligations ($11.2 million) of work performed in respect of the Company’s first exploration well (completed in February 2008) and cash on hand of $4.9 million.  As at December 31, 2007, the Company has transferred $16.0 million ($13.1 million towards the first exploration well and $2.9 million towards other costs) to Canadian Superior in respect to its obligations as per the Block 5(c) Participation Agreement.  The expenses of Challenger during the year ended December 31, 2007 related primarily to stock based compensation and administration costs.  Professional fees in the year were incurred primarily in the first quarter with respect to achieving a listing on the American Stock Exchange on January 29, 2007.

Challenger intends to continue to exercise its right to participate under the Participation Agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November 2004, by funding one-third of the costs incurred on the initial wells and work program for a 25% interest in Canadian Superior’s revenue share.  The Company’s ability to continue its funding obligations is dependent on its ability to raise additional financing, which will be required to complete the three well exploration program.  The Company raised $27.8 million in a March 6, 2008 financing that included an over-allotment option exercisable in whole or in part, at any time for the 30 days from March 6th, which could bring the total gross proceeds for the financing to $32.0 million.

SELECTED FINANCIAL INFORMATION

	3 months ended December 31, 2007	3 months ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006
	(unaudited)	(unaudited)	(audited)	(audited)

Total Revenue	$67,200	$124,890	$366,809	$540,100
Net (Loss)	$(936,314)	$(540,829)	$(4,444,356)	$(2,522,497)
Per Share basic	$(0.03)	$(0.02)	$(0.14)	$(0.08)

Cash Expenses for the Period	$280,350	$275,441	$1,038,426	$1,006,028
Stock Option Compensation Expense	$686,555	$661,773	$2,873,194	$1,893,009
Depletion, Depreciation and Accretion	$30,457	$87,603	$107,704	$171,779
Total Expenses for the Period	$997,362	$1,024,817	$4,019,326	$3,070,816
Foreign Exchange (Loss) Gain	$(5,974)	$359,099	$(791,839)	$8,219

	As at December 31, 2007	As at December 31, 2006
	(audited)	(audited)
Total Assets	$33,304,636	$19,342,356
Total Liabilities	$11,317,510	$209,905
Share Capital	$18,188,334	$16,753,896
Common Shares Outstanding	32,777,520	31,344,008

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.               On February 28, 2007, 323,512 warrants were exercised at $2.75 per warrant to acquire 323,512 common shares and 3,998,710 warrants expired.  These 4,322,222 warrants were issued in February and March of 2006 in connection with a financing priced at Cdn. $2.25 per Unit for gross proceeds of approximately Cdn. $19.5 million.  Each Unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitled the holder thereof to acquire one Common Share at an exercise price of Cdn. $2.75 per share until December 31, 2006, which was subsequently extended to February 28, 2007.  In 2007, an additional 600,000 warrants were exercised, bringing the total warrants exercised in 2007 to 923,512 at a weighted average price of $1.10.

2.               In the year ended December 31, 2007 the Company advanced a further $6.0 million to Canadian Superior, the operator of the Company’s first exploration well.  As at December 31, 2007, the Company has accrued an additional $11.2 million in obligations to the operator of the well for work performed on the first exploration well, which was completed in February 2008.  This brings the Company’s total investment in its Trinidad activities to $27.9 million as at December 31, 2007.

3.               On or about November 29, 2007, the Company entered into special warrant subscription agreements where each Special Warrant was exercisable into one common share at no additional cost.  These special warrants were purchased for Cdn$1.80 per Special Warrant.  The Company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887.  Subsequent to December 31, 2007, these special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

RESULTS OF OPERATIONS

Revenue

Challenger’s main source of revenue is interest revenue.  For the year ended December 30, 2007 interest revenue was $257,634, which is a 38% decrease from the prior year’s comparative period.  For the quarter ended December 30, 2007 interest revenue was $32,438, which is a 68% decrease from the fourth quarter of 2006.  Interest earned related to cash balances in the year and quarter ending December 31, 2006 were higher, resulting from the February/March 2006 private placement.  Interest revenue is expected to fluctuate as the Company continues to raise funds and pay on its obligations with respect to the Participation Agreement. Challenger’s net production revenue from its 10% share in an Innisfail well for the year ended December 31, 2007 was $109,174, a decrease of 13% compared to the prior year due to this combined effect of declining production and average prices.  For the quarter ended December 31, 2007, net production revenue was $34,583, an increase of 31% over the prior year’s comparative quarter of 2006, with the increase attributable to increased natural gas prices in the fourth quarter of 2007.

Expenses

The majority of expenses in the year and three month period ended December 31, 2007 were stock based compensation expenses related to stock options and office and administration expenses incurred in connection with administration of the Company.  Stock based compensation in the year and three months ended December 31, 2007 was $2,873,194 and $1,099,947, which represents an increase of 52% and 4%, respectively, over the prior year’s comparative periods. This increase is due to an increase in the amount of stock options issued being amortized into expense in the year and the three month periods ended December 31, 2007 versus comparative periods in 2006.

Office and Administration cost for year and three months ended December 31, 2007 was $708,646 and $212,730, which represents an increase of 78% and 123% respectively, over the prior years comparative periods due to Company’s increased corporate activities.  The Company incurred additional costs in payroll and investor communications in fulfilling its Canadian and U.S. public company requirements and activities in the periods ending December 31, 2007.   Professional fees for year and three months ended December 31, 2007 were $256,646 and $57,210, which represents a decrease of 54% and 65%, respectively, over the prior year’s comparative periods. In the prior year, the Company incurred higher professional fees to secure a public stock exchange listing in the United States.

The Company holds a large part of its cash balance in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars) and for the year ended December 31, 2007 recorded an unrealized foreign exchange loss of $791,838 reflecting an increase in the value of the Canadian dollar relative to the American dollar.  In the three months ended December 31, 2007, an unrealized foreign exchange loss of $5,974 was recorded indicating less fluctuation in the exchange rate within the quarter.  This loss and gain, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the United States of America and the balance of the Company’s cash held in U.S. dollars.

LIQUIDITY

As at December 31, 2007 Challenger had cash of $4,944,175 and working capital deficiency of $6,241,837 reflecting accrued obligations toward the drilling and testing costs incurred on the Company’s first exploration well up to December 31, 2007.  Subsequent to December 31, 2007, the Company raised $27.8 million on March 6, 2008. Since inception, the majority of Challenger’s expenses have been paid out of working capital.  There can be no assurance that additional financing, which will be required to complete the Company’s three well exploration program on Block 5(c), will be available to the Company in the future or, if it is available, that it will be on terms acceptable to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the year ended December 31, 2007.  Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements.  In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs.  Challenger was, and continues to be, in a use of cash position.  The Company expects to remain in a use of cash position as it continues its exploration activities.  Cash for exploration activities has been provided from financings and the Company will require additional future financings to continue its exploration activities.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof,  there are 41,934,072 (December 31, 2006 – 31,344,008) shares outstanding (includes the 6,956,525 common shares issued on March 6, 2008 financing).  The shares are fully paid and non-assessable.  Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series.  In addition, as of the date herof there are 5,570,000 options and 4,053,263 warrants (December 31, 2006 – 5,220,000 options and 5,722,222 warrants) to purchase Common Shares outstanding (includes the 3,478,263 warrants issued on March 6, 2008 financing).

The following table summarizes the Common Shares issued from December 31, 2006 to the date hereof There are no preferred shares outstanding.

Description	Number of Common Shares

Balance at December 31, 2006	31,344,008
Warrants Exercised	923,512
Options Exercised	510,000
Balance at December 31, 2007	32,777,520
Public Offering of Common Shares	6,956,525
Warrants and Special Warrants Exercised	2,100,027
Options Exercised	100,000
Balance at March 17, 2008	41,934,072

CAPITAL RESOURCES

As at December 31, 2006 Challenger had $8,490,137 of capital resources available.  During 2007, Challenger decreased its capital resources by $3,545,962, resulting in $4,944,175 of capital resources available at December 31, 2007.  Common Share proceeds of $4,155,320 were raised in the year, largely as a result of issuance of special warrants (see “Major Transactions Affecting Financial Results”). In the year ended December 31, 2007, the Company forwarded $6,082,754 towards the first exploration well in Block 5 (c) in Trinidad and Tobago, and during 2007 $826,690 was used in the business, largely in connection with professional fees and office and administration costs.  A foreign exchange loss of $791,838 (value of Canadian dollar increased against United States dollar during the year ended

December 31, 2007 and a large portion of the Company’s funds are held in United States dollars) also contributed to the decrease in capital resources in the year ended December 31, 2007.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars)	Dec-07	Sep-07	Jun-07	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06

Total Revenue	67,022	58,300	115,186	126,301	126,364	132,001	162,892	118,843

Net (Loss)	(936,314)	(1,361,724)	(1,360,444)	(785,872)	(541,368)	(647,567)	(1,115,158)	(218,404)

Per Share basic	(0.03)	(0.04)	(0.04)	(0.03)	(0.08)	(0.02)	(0.04)	(0.01)

Cash Expenses for the Period	285,914	210,771	268,108	279,197	277,456	251,238	367,766	109,568

Stock Option Compensation Expense	686,555	1,099,947	569,785	516,907	661,773	499,661	330,971	400,604
Depletion, Depreciation and Accretion	24,893	24,234	24,904	28,109	87,603	29,690	28,030	26,456

Total Expenses for the Period	997,362	1,334,952	862,797	824,213	1,026,832	780,589	726,767	536,628

Foreign Exchange (Loss) Gain	(5,074)	(85,072)	(612,833)	(87,960)	359,100	1,021	(551,283)	199,381

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational and/or financial risks, many of which are outside of Challenger’s control.  More specifically, without restricting the generality thereof, these may be, can be and/or included risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Company endeavours to participate in projects with companies that employ a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

Challenger is dependent upon raising financing from third parties in order to continue its exploration program, including completing its commitments on the three well exploration program on Block 5(c).  There is no guarantee that such financing will be available on commercially suitable terms or at all.  Failure to obtain additional financing would prevent Challenger from actively participating in opportunities.

Additional risks in the business of Challenger are disclosed in the Company’s Annual Information Form, available on SEDAR at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.  The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2007, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to Challenger, is made known to them by employees or third party consultants working for the Company.  It should be noted that while the Company’s Chief Executive Officer and Chief Financial

Officer believe that our disclosure controls and procedures will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  We assessed the design of our internal controls over financial reporting as of December 31, 2007.  During this process, management identified certain material weaknesses in internal controls over financial reporting.

Due to the limited number of staff which is typical of a company of our size, it is not feasible to achieve complete segregation of duties of its employees.  In addition, Challenger does not have a sufficient number of finance personnel with all the technical knowledge and experience to address all complex and non-routine accounting transactions that may arise which is typical of a company our size.

These weaknesses in the Company’s internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected.  Management and the board of directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.  Management does not intend to take special actions to address the noted weaknesses at this time due to an adequate control environment existing in the Company.

RELATED PARTY TRANSACTIONS

Mr. Gregory Noval is the Executive Chairman and a Director of Canadian Superior and is the Chairman, a Director and a shareholder of Challenger.  Mr. Agustin Aparicio is employed by Challenger as the Company’s exploration manager and is also employed by Canadian Superior Energy Inc. as a consultant. Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions.  As at December 31, 2007 Challenger has advanced $16.0 million to Canadian Superior ($13.1 million toward the first exploration well and $2.9 million towards other costs in respect to the Participation Agreement) and accrued an additional $11.4 million obligation in respect to its one-third share of costs toward the first exploration well, which has been drilled, tested and suspended.  Operations on the second exploration well began in February 2008.  For further detail of related party transactions see note 11 to the consolidated financial statements for the year ended December 30, 2007.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian and U.S. GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

ADOPTION OF NEW ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1530, “Comprehensive Income,” Section 3855, “Financial Instruments – Recognition and Measurement,” Section 3861,  Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges.” The Company has adopted these standards prospectively.

Upon adoption of Section 3855, the financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.  The methods used by the Company in determining fair value of financial instruments are unchanged as a result of implementing the new standard.

Cash and cash equivalents are designated as “held-for-trading” and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.  Accounts receivable and accrued revenues are designated as “loans and receivables”.  Accounts payable and accrued liabilities are designated as “other liabilities”.

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with GAAP. Other comprehensive income includes any change in fair value of the effective portion of the risk management contracts designated as hedging items in a cash flow hedge, the change in fair value of any available for sale financial instruments and foreign exchange gains and losses arising from the translation of self-sustaining foreign operations.

The standards have been adopted prospectively and therefore, the comparative financial statements have not been restated. The adoption of these Handbook sections has no impact on opening retained earnings or opening accumulated other comprehensive income.

The Company also adopted Section 3251, “Equity” and Section 1506, “Accounting Changes.” Section 3251 replaces Section 3250, “Surplus,” and describes standards for the presentation of equity and changes in equity for reporting period as a result of the application of Section 1530, “Comprehensive Income.” Section 1506, “Accounting Changes,” requires entities to provide disclosure when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, “Financial Instruments Disclosures” and Section 3863, “Financial Instruments Presentations” which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

OUTLOOK

Drilling and testing of the Company’s first exploration well has been completed with results of the well testing released in January 2008.  The Company is currently evaluating the results with an independent third party.  Operations on the second exploration well, in the series of the three exploration well commitment on Block 5(c), offshore Trinidad, began in February 2008 and it is expected that this well will be drilled to total depth by June 2008.  Challenger expects that operations on the third well will occur in 2008 as well.  Management is optimistic that the opportunity for exploration success in offshore Trinidad and Tobago will attract further financing for the Company to fulfill its obligations for the current exploration well and future exploration wells, as required.